11409 Valley View Road, Eden Prairie, MN 55344-3617 Phone: 952.829.9217 www.nve.com

Via EDGAR and Federal Express

March 18, 2008

Mr. Jay Web
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
SUBJ:	NVE Corporation Form 10‑K for the year ended March 31, 2007 Filed May 25, 2007 Form 10‑Q for the quarter ended December 31, 2007 Filed January 23, 2008 File No. 000‑12196

Dear Mr. Web,

This is in response to your March 10 letter.

Form 10‑K for the year ended March 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Inventory Reserves Estimation, page 16

COMMENT 1. Please refer to our prior comment 1. You responded that your inventory reserve is for potentially excess and slow-moving inventory, not for lower-of-cost-or-market write-downs. Note that in accounting for inventories, a loss should be recognized whenever the utility of goods is impaired by damage, deterioration, obsolescence, changes in price levels, or other causes. The measurement of such losses is accomplished by applying the rule of pricing inventories at cost or market, whichever is lower. Refer to Chapter 4, paragraph 8 of ARB 43 and explain to us why your inventory valuation accounting is not for lower of cost or market. Also explain to us your inventory valuation accounting in greater detail and why your accounting is in accordance with U.S. GAAP. Please cite the applicable U.S. GAAP that supports your conclusions.

RESPONSE 1. Our inventory accounting is in accordance with Chapter 4, Paragraph 8 of ARB 43 because in certain situations we have reduced the carrying cost of inventory to the selling price when market conditions demand that. More commonly, as part of our normal processes we examine our inventory in the context of sales trends, turnover, competition and other market factors and record a provision to the inventory reserve when we determine that such trends indicate that certain inventory exceeds our customers’ demands, leading us to conclude that some portion is unlikely to be sold. The reserve is released at the time the related parts are sold or written off, resulting in balance sheet only entries. As a result, our policy complies with SAB Topic 5BB, and is in accordance with U.S. GAAP.

Form 10‑Q for the quarter ended December 31, 2007

Note 4. Marketable Securities, page 8

COMMENT 2. Please refer to our prior comment 4. Please refer to paragraph 17 of FSP Nos. FAS 115‑1 and FAS 124‑1 and disclose all information required under that paragraph, if applicable, in your future filings.

RESPONSE 2. If applicable, we will disclose all of the information required under paragraph 17 of FSP Nos. FAS 115‑1 and FAS 124‑1 in our future filings.

Please call Daniel Baker or me at 952-829-9217 with any questions.

Sincerely,
NVE CORPORATION

/s/ CURT A. REYNDERS
Curt A. Reynders
Chief Financial Officer

cc:  Daniel A. Baker, Ph.D.; President & CEO